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              [LOGO]                            QUARTERLY REPORT TO SHAREHOLDERS
                         US GAAP FINANCIAL RESULTS FOR FISCAL 2005 THIRD QUARTER

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                                                THE DESCARTES SYSTEMS GROUP INC.
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TABLE OF CONTENTS

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Management's Discussion and Analysis of Financial
Condition and Results of Operations .......................................    2

     Overview .............................................................    3

     Consolidated Operations ..............................................    5

     Quarterly Operating Results ..........................................   12

     Liquidity and Capital Resources ......................................   13

     Outstanding Share Data ...............................................   16

     Critical Accounting Policies and Estimates ...........................   17

     Cautionary Statement Regarding Forward-Looking Information ...........   19

     Certain Factors that May Affect Future Results .......................   19

Consolidated Financial Statements

     Consolidated Balance Sheets ..........................................   31

     Consolidated Statements of Operations ................................   32

     Consolidated Statements of Cash Flows ................................   33

Notes to Consolidated Financial Statements ................................   34
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS and CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS (collectively, the "MD&A") contain references to Descartes using the words "we," "us," "our," and similar words and the reader is referred to using the words "you," "your" and similar words.

The MD&A also refers to our fiscal periods. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2005, is referred to as the "current fiscal year," "fiscal 2005," "2005," or using similar words. The previous fiscal year, which ended on January 31, 2004, is referred to as the "previous fiscal year," "fiscal 2004," "2004," or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, fiscal 2008 refers to the annual period ending January 31, 2008 and the "third quarter of 2008" refers to the quarter ending October 31, 2007.

We have prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators ("NI 51-102"). This MD&A is prepared as of December 8, 2004. You should read the MD&A in conjunction with our unaudited consolidated financial statements for our third quarter of fiscal 2005 that appear elsewhere in this Quarterly Report to Shareholders. You should also read the MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2004 that are included in our most recent Annual Report to Shareholders (the "2004 Annual Report"). The MD&A in the 2004 Annual Report was prepared with reference to NI 51-102. As it relates to our financial condition and results of operations for the third quarter of 2005, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2004 Annual Report.

We prepare and file our consolidated financial statements and MD&A in United States ("US") dollars and in accordance with US generally accepted accounting principles ("GAAP"). All dollar amounts that we use in this MD&A are in US currency, unless we indicate otherwise.

Additional information about Descartes, including copies of our continuous disclosure materials such as our Annual Information Form, is available through the SEDAR website at http://www.sedar.com/, through the EDGAR website at http://www.sec.gov, or on our website at http://www.descartes.com/.

                                       2
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OVERVIEW

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We are a global provider of supply chain solutions that help companies reduce costs, save time, and help our customers provide better service to their own customers. Our technology-based solutions, which consist of services and software, provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. We sell our solutions the way our customers want to buy them. Our pricing model provides companies with flexibility in purchasing our solutions on either a license or subscription basis. Our primary target industries are retail, consumer product goods, manufacturing and transportation.

THE MARKET
Supply chain management has been changing over the past several years as companies are increasingly seeking real-time control of their supply chain activities. Companies are looking for end-to-end solutions that combine business document exchange and mobile and wireless applications (MRM) with end-to-end supply chain execution (SCE) applications, such as transportation management, routing and scheduling and inventory visibility.

As the market has been changing, we have been evolving to meet its needs. We are helping our customers take advantage of the real-time supply chain market by offering end-to-end solutions that leverage our strengths and capabilities in SCE, MRM and business document exchange.

SOLUTIONS ARCHITECTURE
Helping us to develop and support our solutions is the LOGISTICS NETWORK OPERATING SYSTEM(TM) (LNOS) built on the Microsoft .NET framework. The LNOS is the foundation or architecture upon which our newer product suites operate enabling us to offer end-to-end enterprise solutions.

SALES AND DISTRIBUTION
Our sales efforts are directed toward specific industries primarily in retail, consumer product goods, manufacturing, and transportation services. Our sales staff seeks to build long-term relationships with customers and end-users of our products. The sales force is trained to sell across our solutions, targeting specific industry verticals and regional markets. We promote our products primarily through direct sales techniques aimed at existing and potential users of our products. Channel partners include distributors and value-added resellers. Partnerships play a central role in our strategy to address both existing and future customers.

MARKETING
Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade show and user group conferences and exchanges, partner-focused marketing programs and direct corporate marketing efforts.

PREVIOUSLY ANNOUNCED DEVELOPMENTS (THE "RECENT EVENTS")

MANAGEMENT CHANGES - On May 6, 2004 we announced the termination of Manuel Pietra as Chief Executive Officer and President of Descartes effective immediately. Arthur Mesher, the former Executive Vice-President, Strategic Development and Brandon Nussey, Chief Financial Officer, were appointed to replace him on an interim basis and together formed the Office of the Chief Executive Officer reporting to the Board of Directors. On November 2, 2004, we announced that Arthur Mesher had been appointed Chief Executive Officer and that Brandon Nussey would continue in his role as Chief Financial Officer.

EXPENSE REDUCTION INITIATIVES - On May 17, 2004, we announced that we were taking action to significantly reduce expenses and implement a downsizing of our global staff. In addition, we announced we would be closing certain offices, and canceling certain leases, consulting and other operating contracts. The focus of the downsizing was our regional operational structure and has resulted in a significantly smaller global direct sales force and management level in the organization. On September 2, 2004, we announced that we found and acted upon additional opportunities for cost savings, particularly in the area of staff reductions. The aggregate result of these initiatives was a downsizing of the global workforce by approximately 45 percent. In relation to these expense reduction initiatives, we recorded a charge of approximately $7.4 million in the second quarter of 2005 and a charge of $0.6 million in the third quarter of 2005. Additionally, as indicated in our May 17, 2004 press release, we reviewed our assets for redundancy. As a result, we recorded a non-cash charge of $5.8 million in the second quarter of 2005 related to the write-off of assets such as leaseholds, office furniture, and employee

                                       3
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and network computer hardware and software. The impact of the expense reduction initiatives on our financial condition and results of operation is discussed in more detail later in this MD&A.

CLASS ACTION LITIGATION - On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed making substantially similar allegations and, subsequently, all four complaints were consolidated into a single complaint. On November 2, 2004 we announced that we had reached an agreement in principle to settle all of these class action claims. Under the terms of the settlement-in-principle, a settlement fund will be established in the total amount of $1.5 million, of which approximately $1.1 million will be paid by Descartes' insurers and the remainder paid by us. The settlement-in-principle is subject to the signing of a definitive settlement agreement and final approval by the court.

ADOPTION OF SHAREHOLDER RIGHTS PLAN
On November 30, 2004 we announced that our Board of Directors had adopted a shareholder rights plan (the "Rights Plan") to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide the Board of Directors and shareholders with additional time to fully consider any unsolicited take-over bid. The Company is not adopting the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan has been conditionally approved by the Toronto Stock Exchange and is subject to approval by shareholders at the Company's next annual and special meeting of shareholders. If approved by shareholders, the Rights Plan will take effect as of November 29, 2004, and will have an initial term of three years. The Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.














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CONSOLIDATED OPERATIONS

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The following table shows, for the periods indicated, our results of operations
in millions of dollars (except per share and weighted average share amounts):

                                               --------------------------      --------------------------
                                                    THIRD QUARTER OF            FIRST THREE QUARTERS OF
                                                  2005            2004            2005            2004
                                               --------------------------      --------------------------
Total revenues                                       11.0            16.0            35.4            45.4
  Cost of revenues                                    4.7             4.8            16.1            14.3
                                               --------------------------      --------------------------
Gross margin                                          6.3            11.2            19.3            31.1
  Operating expenses                                  7.0            12.2            37.1            36.6
                                               --------------------------      --------------------------
Net margin                                           (0.7)           (1.0)          (17.8)           (5.5)
  Acquisition-related expenses                       (1.0)           (1.3)          (21.2)           (4.0)
  Restructuring costs and asset impairment           (0.6)           (1.6)          (14.3)          (17.8)
                                               --------------------------      --------------------------
Loss from operations                                 (2.3)           (3.9)          (53.3)          (27.3)
  Other income (expense)                             (0.3)           (0.3)           (0.9)           (0.6)
                                               --------------------------      --------------------------
Loss before income taxes                             (2.6)           (4.2)          (54.2)          (27.9)
  Income tax expense                                 (0.1)           --              (0.2)           --
                                               --------------------------      --------------------------
Loss                                                 (2.7)           (4.2)          (54.4)          (27.9)
                                               ==========================      ==========================

LOSS PER SHARE - BASIC AND DILUTED             $    (0.07)     $    (0.10)     $    (1.34)     $    (0.58)
                                               ==========================      ==========================

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC AND DILUTED (thousands)                      40,706          40,654          40,706          47,736
                                               ==========================      ==========================

Our TOTAL REVENUES for the third quarter and first three quarters of 2005 were $11.0 million and $35.4 million respectively, compared to $16.0 million and $45.4 million respectively, for the same periods in 2004.

TOTAL REVENUES consist of SERVICES REVENUES and LICENSE REVENUES. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period. License revenues derive from licenses granted to our customers to use our software products.

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The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the periods indicated:

                                               --------------------------      --------------------------
                                                    THIRD QUARTER OF            FIRST THREE QUARTERS OF
                                                  2005            2004            2005            2004
                                               --------------------------      --------------------------
Services revenues                                    10.0            12.5            31.9            37.1
PERCENTAGE OF TOTAL REVENUES                           91%             78%             90%             82%

License revenues                                      1.0             3.5             3.5             8.3
PERCENTAGE OF TOTAL REVENUES                            9%             22%             10%             18%
                                               --------------------------      --------------------------
Total revenues                                       11.0            16.0            35.4            45.4
                                               ==========================      ==========================

Our SERVICES REVENUES for the first three quarters of 2005 were $31.9 million, a 14 percent decline from the same period in 2004. For the third quarter of 2005 our services revenues were $10.0 million, a 20 percent decline from the same period in 2004. The decline in services revenues was primarily due to the loss of certain customers on our network-based applications, largely in our legacy Descartes Visibility application and business document exchange services. These customer losses resulted from various factors including customers deciding to perform the service in-house (and, in some cases, switching to alternative providers of such services) as well as our own decision to terminate certain unprofitable customer relationships. Additionally, in the second and third quarters of 2005, revenues from professional services related to implementation of our routing and scheduling applications have decreased due to the conclusion of previously undertaken larger scale projects and decreased deal activity in prior quarters resulting in fewer newly initiated projects.

Our LICENSE REVENUES for the first three quarters of 2005 were $3.5 million, a 58 percent decline from the same period in 2004. For the third quarter of 2005 our license revenues were $1.0 million, a decline of $2.5 million, or 71 percent, from the same period in 2004. The decline of license revenues in the third quarter and the first three quarters of 2005 is the result of our focus on driving services revenues. In addition, historically our license revenues have principally derived from new transactions with customers. With our recent downsizing of the global sales force, fewer new transactions have been executed globally.

As a PERCENTAGE OF TOTAL REVENUES, our services revenues for the third quarter and first three quarters of 2005 were 91 percent and 90 percent respectively, compared to 78 percent and 82 percent respectively, for the same periods in 2004. The higher percentage of services revenues is a consequence of our increased focus on being a services organization, rather than a company primarily focused on license revenue. In addition, our focus in 2005 has been on serving our existing customer base, which typically produces services revenues, as compared to selling to new customers where initial license revenues are a typical part of the new relationship.

COST OF REVENUES for the third quarter and first three quarters of 2005 were $4.7 million and $16.1 million respectively, compared to $4.8 million and $14.3 million respectively, for the same periods in 2004.

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The following table provides an additional analysis of cost of revenues (in millions of dollars) and the related gross margin for the periods indicated:

                                               --------------------------      --------------------------
                                                    THIRD QUARTER OF            FIRST THREE QUARTERS OF
                                                  2005            2004            2005            2004
                                               --------------------------      --------------------------
SERVICES
Services revenues                                    10.0            12.5            31.9            37.1
Cost of services revenues                             4.5             4.7            15.4            13.3
                                               --------------------------      --------------------------
Gross margin                                          5.5             7.8            16.5            23.8
                                               --------------------------      --------------------------
GROSS MARGIN PERCENTAGE                                55%             62%             52%             64%

LICENSES
License revenues                                      1.0             3.5             3.5             8.3
Cost of license revenues                              0.2             0.1             0.7             1.0
                                               --------------------------      --------------------------
Gross margin                                          0.8             3.4             2.8             7.3
                                               --------------------------      --------------------------
GROSS MARGIN PERCENTAGE                                80%             97%             80%             88%

TOTAL
Revenues                                             11.0            16.0            35.4            45.4
Cost of revenues                                      4.7             4.8            16.1            14.3
                                               --------------------------      --------------------------
Gross margin                                          6.3            11.2            19.3            31.1
                                               --------------------------      --------------------------
GROSS MARGIN PERCENTAGE                                57%             70%             55%             69%
                                               ==========================      ==========================

COST OF SERVICES REVENUES consists of the internal costs of running our systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support, to our customers. Costs of services revenues were higher fiscal year-to-date as compared to the same period in 2004, primarily due to increased reliance in the first and second quarters on third-party professional services providers and other costs associated with making our supply chain services more available in certain overseas markets.

GROSS MARGIN PERCENTAGE FOR SERVICES REVENUES for the first three quarters of 2005 was 52 percent compared to 64 percent for the same period in 2004. For the third quarter of 2005, the gross margin percentage for service revenues was 55 percent compared to 62 percent for the same period in 2004. The lower services revenues in the third quarter contributed to the lower gross margin in the quarter, as the cost component to run our network is predominately composed of fixed costs. The fiscal year to date decrease in gross margin is a result of the lower services revenues, and also due to higher costs associated with third-party professional service providers incurred during the first two quarters of the year.

COST OF LICENSE REVENUES consists of costs related to our sale of third-party software such as third-party license fees, referral fees and/or royalties. Costs of license revenues were up slightly for the third quarter and lower fiscal year-to-date as compared to the previous fiscal year. The decrease year-to-date is primarily a result of a reduced level of license revenues resulting in lower third-party royalty costs connected with the license of our supply chain solutions.

GROSS MARGIN PERCENTAGE FOR LICENSE REVENUES for the first three quarters of 2005 was 80 percent compared to 88 percent for the same period in 2004. For the third quarter of 2005, the gross margin on license revenues declined to 80 percent compared to 97 percent for the same period in 2004, principally as a result of higher third-party software costs on the license transactions completed in the third quarter of 2005.

OPERATING EXPENSES (consisting of sales and marketing, research and development, and general and administrative expenses) were $7.0 and $12.2 million for the third quarter of 2005 and 2004 respectively. Operating expenses were $37.1 million and $36.6 million for the first three quarters of 2005 and 2004 respectively. The decrease in operating costs in the third quarter is a result of the Company's restructuring activities announced during the second quarter of this year. These savings from our restructuring initiatives were offset by higher operating expenses in the first two quarters of the year related to severance costs, contract termination fees, higher professional fees including an expense for defense costs relating to the class action lawsuit, and higher bad debt expenses.

The following table provides an additional analysis of operating expenses (in millions of dollars) for the periods indicated:

                                               --------------------------      --------------------------
                                                    THIRD QUARTER OF            FIRST THREE QUARTERS OF
                                                  2005            2004            2005            2004
                                               --------------------------      --------------------------
TOTAL REVENUES                                       11.0            16.0            35.4            45.4
                                               --------------------------      --------------------------

Sales and marketing                                   2.3             7.2            16.1            21.0
PERCENTAGE OF TOTAL REVENUES                           21%             45%             45%             46%

Research and development                              2.1             2.3             8.7             6.5
PERCENTAGE OF TOTAL REVENUES                           19%             14%             25%             14%

General and administrative                            2.6             2.7            12.3             9.1
PERCENTAGE OF TOTAL REVENUES                           24%             17%             35%             20%
                                               --------------------------      --------------------------
Total operating expenses                              7.0            12.2            37.1            36.6
                                               ==========================      ==========================

SALES AND MARKETING expenses include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses for the third quarter of 2005 were $2.3 million, a decline of 68 percent from the same period in 2004. The decrease was primarily attributable to a reduction in our sales force and marketing department in connection with our recent restructuring initiatives. Sales and marketing expenses were $16.1 million for the first three quarters of 2005, a decline of 23 percent from the same period in 2004. The cost savings from the reduction of our sales force and marketing department were offset by sales training initiatives for our supply chain solution launches in the first quarter of 2005 as well as bad debt expenses. Sales and marketing as a percentage of revenues was 45 percent for the first three quarters of 2005 and 46 percent for the comparable period in 2004.

RESEARCH AND DEVELOPMENT expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities as well as costs for third-party outsourced development providers. We expense all costs related to research and development. The increase in research and development costs for the first three quarters of 2005, compared to the first three quarters of 2004, was primarily attributable to a termination penalty associated with the previously disclosed cancellation of a product development agreement with an outsourcing provider, as well an increased investment in the development of our supply chain solutions. The research and development expense for the third quarter of 2005 was relatively flat when compared to the same period in 2004.

GENERAL AND ADMINISTRATIVE expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs for the third quarter of 2005 were $2.6 million, down only slightly compared to $2.7 million for the comparable period in 2004. General and administrative costs for the first three quarters of 2005 were $12.3 million, an increase of $3.2 million or 35 percent from the same period in 2004. The increase for the first three quarters of the year was primarily attributable to severance costs of approximately $1.5 million included in the first quarter of 2005 relating to the departure of certain members of senior management. Additionally, general and administrative expenses increased due to the reserve for defense costs related to the class action lawsuit (which lawsuit, as we announced on November 2, 2004, has now been settled in principle) and due to an increase in professional fees in the second quarter of 2005.

ACQUISITION-RELATED EXPENSES include amortization and impairments of goodwill and intangible assets acquired on business combinations. Acquisition-related expenses were $21.2 million and $4.0 million for the first three quarters of 2005 and 2004 respectively. The following table provides an additional analysis of acquisition-related expenses for the periods indicated (in millions of dollars):

                                               --------------------------      --------------------------
                                                    THIRD QUARTER OF            FIRST THREE QUARTERS OF
                                                  2005            2004            2005            2004
                                               --------------------------      --------------------------
Amortization of intangible assets                     1.0             1.3             3.2             4.0
Impairment of goodwill                               --              --              18.0            --
                                               --------------------------      --------------------------
Total acquisition-related expenses                    1.0             1.3            21.2             4.0
                                               ==========================      ==========================

IMPAIRMENT OF GOODWILL was $18.0 million and nil for the first three quarters of 2005 and 2004 respectively. Effective February 1, 2002, we adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," thereby ceasing the amortization of all goodwill acquired in all business combinations. SFAS 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard.

We initially designated February 1st of each year as the date for our annual impairment test. During the third quarter of fiscal 2004, we changed the date of our annual goodwill impairment test to October 31st of each year. This was done so that the impairment test did not coincide with the period when we are focused on preparing our annual audited financial statements. The change in the test date is preferable for administrative purposes and is not intended to delay, accelerate or avoid any impairment charge.

In addition to our annual impairment tests, we perform a quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount and, if so, we perform a goodwill impairment test between the annual dates. Due to various events and changes in circumstances publicly announced in May 2004 that had reduced our fair value as of April 30, 2004, we performed such an impairment test in respect of the first quarter of 2005 and determined that book value was significantly in excess of enterprise value and that the entire remaining recorded goodwill was impaired. Accordingly, a goodwill impairment charge of $18.0 million was recorded in the first quarter of 2005.

As of the end of the first quarter of 2005, there is no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

AMORTIZATION OF INTANGIBLE ASSETS includes customer agreements and relationships, non-compete covenants, existing technologies, and trade names associated with the acquisitions we have completed to date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded five years. The amount of amortization expense in a fiscal period is dependent on our acquisition activities as well as our asset impairment tests. Amortization of intangible assets for the third quarter and first three quarters of 2005 were $1.0 million and $3.2 million respectively, compared to $1.3 million and $4.0 million respectively, for the same periods in 2004. The decrease in amortization expense for both comparable periods relates to several components of our acquired intangible assets that are now fully amortized. As of October 31, 2004, the amount of unamortized intangible assets was $5.1 million.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No intangible impairment has been recorded to-date in 2005, nor was any recorded in 2004.

RESTRUCTURING COSTS AND ASSET IMPAIRMENT were $14.3 million and $17.8 million in the first three quarters of 2005 and 2004 respectively, and $0.6 million and $1.6 million for the third quarter of 2005 and 2004 respectively. As of October 31, 2004, we had a remaining restructuring provision of $2.4 million resulting from the three restructuring plans summarized below and described in Note 6 in the accompanying Notes to Consolidated Financial Statements.

The remaining restructuring reserve under each of the three previously announced restructuring initiatives is summarized below as well as the changes in the restructuring provision from July 31, 2004 to October 31, 2004 (in thousands of dollars):

                            ---------------------------------------------------------------------
THIRD QUARTER OF 2005       Provision                                                    Provision
                              as at                                                        as at
                             July 31,      Additional                       Cash         October 31,
                               2004         Charges      Revisions         Payments         2004
                            ---------------------------------------------------------------------
JUNE 2002
Office closure costs            394           --             --              (112)            282
MAY 2003
Office closure costs            858           --              206             (78)            986
May 2004
Workforce reduction           1,274            310           --            (1,254)            330
Office closure costs          1,139             40           --              (374)            805
                            ---------------------------------------------------------------------
                              2,413            350           --            (1,628)          1,135
                            ---------------------------------------------------------------------
                              3,665            350            206          (1,818)          2,403
                            =====================================================================

During the third quarter of 2005, we incurred additional aggregate restructuring charges of $0.4 million comprised of $0.3 million for workforce reduction and $0.1 million for office closure costs. Additionally, we revised our estimates for recoverability on certain offices and recorded a $0.2 million charge for office closure costs. The aggregate of additional charges and revision to estimates resulted in $0.6 million in additional restructuring expense in the quarter.

The provisions for our three restructuring initiatives were reduced in the second quarter by cash payments related to these initiatives of $1.8 million.

We do not anticipate any further significant charges under any of our restructuring initiatives as our plans have been fully implemented. We currently anticipate that the cash payments under the workforce reduction initiative for the three restructuring initiatives will be complete by the end of the fourth quarter of 2005 and that the office closure initiative will be complete by the end of the fourth quarter of 2008. These payment streams are the result of cash obligations that are based on contractual obligations that we had entered into in prior quarters. In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146.

Our restructuring reserves and costs for our June 2002 restructuring plan were determined under the provisions of EITF Issue 94-3. The restructuring reserves and costs for each of the May 2003 and May 2004 announcements were determined pursuant to the provisions of SFAS 146 and valued using an estimated fair value method.

OTHER INCOME (EXPENSE) was an expense for the third quarter and first three quarters of 2005 of $0.3 million and $0.9 million respectively, compared to an expense of $0.3 million and $0.6 million respectively, for the same periods in 2004. The increase in the other income (expense) for the first three quarters of 2005 as compared to the first three quarters of 2004 is primarily a result of a $0.9 million gain on repurchase of convertible debentures included in the second quarter of 2004.

The loss in the third quarter of 2005 was 2.7 million, improved by $1.5 million from the loss of $4.2 million in the third quarter of 2004. The principal reason for the improved financial results was the decrease in operating expenses enabled by our May 2004 restructuring initiative. Overall, we incurred a loss of $54.4 million in the first three quarters of 2005, compared to a loss in the first three quarters of 2004 of $27.9 million. The increase in the loss in the first three quarters of 2005 is primarily attributable to the $18.0 million goodwill impairment charge included in the first quarter of 2005, ongoing restructuring charges and total revenues over the first three quarters of 2005 that are $10.0 million lower than the comparable period in 2004.

-----------------------------------------------------------------------

QUARTERLY OPERATING RESULTS

-----------------------------------------------------------------------

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average per share amounts) for each of the quarters ended on the date indicated:

                                                     ------------------------------------------------------------------------------
                                                        APRIL 30,         JULY 31,      OCTOBER 31,                           TOTAL
                                                             2004             2004             2004
                                                     ------------------------------------------------------------------------------
2005
Revenues                                                   13,256           11,065           11,045                          35,366
Gross margin                                                7,791            5,173            6,334                          19,298
Operating expenses                                         16,781           13,263            7,064                          37,108
Loss                                                      (28,943)         (22,699)          (2,730)                        (54,372)
Basic and diluted loss per share                            (0.71)           (0.56)           (0.07)                          (1.34)
Shares used in loss per share calculation (thousands)      40,706           40,706           40,706                          40,706


                                                     ------------------------------------------------------------------------------
                                                        April 30,         July 31,      October 31,      January 31,          Total
                                                             2003             2003             2003             2004
                                                     ------------------------------------------------------------------------------
2004
Revenues                                                   14,187           15,219           16,026           14,353         59,785
Gross margin                                                9,407           10,529           11,239            9,223         40,398
Operating expenses                                         12,848           11,576           12,204           16,982         53,610
Loss                                                       (9,018)         (14,706)          (4,194)         (10,575)       (38,493)
Basic and diluted loss per share                            (0.17)           (0.29)           (0.10)           (0.26)         (0.84)
Shares used in loss per share calculation (thousands)      52,230           50,470           40,654           40,655         45,951


                                                     ------------------------------------------------------------------------------
                                                        April 30,         July 31,      October 31,      January 31,          Total
                                                             2002             2002             2002             2003
                                                     ------------------------------------------------------------------------------
2003
Revenues                                                   16,824           18,028           17,501           18,030         70,383
Gross margin                                                8,945           10,091           11,734           12,982         43,752
Operating expenses                                         14,340           19,311           12,725           11,685         58,061
Loss                                                       (6,082)         (18,487)          (5,152)        (108,474)      (138,195)
Basic and diluted loss per share                            (0.12)           (0.35)           (0.10)           (2.08)         (2.65)
Shares used in loss per share calculation (thousands)      52,237           52,241           52,233           52,224         52,234

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LIQUIDITY AND CAPITAL RESOURCES

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Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings, and sales of debt and equity securities. With $46.4 million in cash, short-term deposits, short- and long-term investments in corporate bonds and dividend received deduction ("DRD") eligible securities and a $9.0 million operating line of credit of which $7.5 million is unutilized, we believe we have sufficient liquidity to meet our current operating requirements based on our current internal forecasts. While we do not currently contemplate undertaking a financing transaction, the proceeds from any such transaction, should such a transaction occur, could be utilized to fund strategic transactions, for reducing or satisfying outstanding debt, share buybacks, or for general corporate purposes. We may, from time to time, consider selective strategic transactions to create value and improve performance.

We have subsidiaries in various jurisdictions around the world to enable us to conduct business in such jurisdictions. Some jurisdictions have currency control restrictions which require sometimes complex administrative processes and procedures be followed in order to transfer currency out of the jurisdiction. In addition, some jurisdictions have minimum capitalization requirements for conducting business in the jurisdictions creating a further restriction on removing funds from the jurisdiction. We believe that we currently have sufficient funds outside those jurisdictions in which we are subject to these restrictions to enable us to meet our current financial obligations as they come due.

The table set forth below provides a summary statement of cash flows for the periods indicated in millions of dollars:

                                                                       ----------------------      ----------------------
                                                                          THIRD QUARTER OF         FIRST THREE QUARTERS OF
                                                                          2005        2004            2005        2004
                                                                       ----------------------      ----------------------
Cash provided by (used in) operating activities (before                     1.8          (2.1)        (11.0)        (15.4)
restructuring)
Cash used in restructuring initiatives                                     (1.8)         (3.8)         (6.7)        (14.6)
Additions to capital assets                                                --            (1.2)         (1.0)         (3.8)
Acquisition of subsidiaries                                                --            (0.2)         --            (0.3)
Purchase of convertible debentures                                         --            --            --           (43.3)
Purchase of common shares                                                  --            --            --           (27.3)
                                                                       ----------------------      ----------------------
Net change in cash and cash equivalents and marketable securities          --            (7.3)        (18.7)       (104.7)
Cash and cash equivalents and marketable securities, beginning of          46.4          76.7          65.1         174.1
period
                                                                       ----------------------      ----------------------
Cash and cash equivalents and marketable securities, end of period         46.4          69.4          46.4          69.4
                                                                       ======================      ======================

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES, BEFORE RESTRUCTURING, was $1.8 million and ($10.9) million for the third quarter and the first three quarters of 2005, respectively, compared to ($2.1) million and ($15.4) million for the comparable periods in 2004. The improvement in the third quarter of 2005 relates to our announced restructuring activities and our focus on improved cash collections.

ADDITIONS TO CAPITAL ASSETS were minimal in the third quarter of 2005 compared to additions of $1.2 million in the third quarter of 2004.

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are comprised of debt securities maturing between three and 12 months from the balance sheet date. Long-term marketable securities are comprised of DRD eligible securities as well as debt securities maturing in excess of 12 months from the balance sheet date. Effective October 31, 2002, debt securities were marked to market with the resulting gain or loss included in other comprehensive income (loss). Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper, and in investment-grade DRD eligible securities issued by US corporations.

Our investments in marketable securities are governed by our Investment Policy Guidelines as approved by the Board of Directors, which were updated during the first quarter of 2005. The updated provision stipulated a more conservative investment philosophy whereby all maturing investments will be re-invested in AAA-rated marketable securities and, to the extent deemed necessary to avoid adverse tax consequences, in DRD eligible securities. Since many of our investments had maturities in May 2004 and June 2004, the proceeds of these investments were re-invested in AAA-rated investments.

As of October 31, 2004, our current assets exceed our current liabilities by $10.6 million. This working capital surplus results primarily from $12.8 million of cash reserves, $23.6 million in short-term marketable securities and $8.3 million in current trade receivables. The liquidity of these assets provides financial flexibility to achieve our business objectives. Since January 31, 2004, our cash reserves have decreased by $18.7 million. Of this, $6.8 million were cash payments directly related to our restructuring initiatives, $0.7 million for our semi-annual debenture interest, $1.0 million related to capital asset acquisitions and $10.2 million for cash used in other operating activities. Similarly, our working capital has decreased since January 31, 2004 by $45.5 million, principally as a result of the use of cash in operations and restructuring activities, as well as the reclassification of $27.0 million of our convertible debentures to current liabilities from long-term liabilities. This reduction in working capital is comprised of lower short-term cash and cash equivalent balances of $0.4 million, lower short-term marketable securities of $11.0 million, lower accounts receivable of $4.7 million, lower prepaid assets of $0.9 million, lower other accounts receivables of $1.5 million and higher current liabilities of $27.0 million (principally from the reclassification to current liabilities of $27.0 million of convertible debentures).

Of our $46.4 million cash, cash equivalents and marketable securities balance, 28 percent was in interest-bearing cash deposits, 22 percent was in DRD eligible securities, and 50 percent was in corporate bonds having terms to maturity of less than one year. The table below provides an analysis of our consolidated holdings of cash and investments in thousands of dollars with their credit ratings as at October 31, 2004:

                                       Standard & Poors (S&P) Rating    Percentage of Total       Amount
                                     -------------------------------------------------------------------
Interest-bearing cash deposits                   -                                      28%       12,803
Marketable securities                           AAA                                     72%       33,552
                                                                     -----------------------------------
                                                                                       100%       46,355
                                                                     ===================================

COMMITMENTS AND CONTINGENCIES
CONTRACTUAL OBLIGATIONS
To facilitate a better understanding of our contractual obligations, the following information is provided (in millions of dollars) in respect of our convertible debentures and operating lease obligations:

                                                     Less than                                         More than
                                                      1 year         1-3 years         3-5 years        5 years            Total
                                                     ---------------------------------------------------------------------------
Convertible Debentures (plus interests payments)        28.5             --               --               --               28.5
Operating Lease Obligations                              2.7              2.6              1.1              0.3              6.7
                                                     ---------------------------------------------------------------------------
TOTAL                                                   31.2              2.6              1.1              0.3             35.2
                                                     ===========================================================================

COMMITMENTS
On June 30, 2000, we issued $75.0 million aggregate principal amount of 5.5 percent convertible unsecured subordinated debentures maturing on June 30, 2005. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30th and December 30th of each year. In December 2001, March 2002, and August 2002, we cumulatively purchased for cancellation $3.0 million principal amount of the debentures. In addition, in July 2003 we purchased, and currently hold through a wholly-owned subsidiary, $45.0 million principal amount of the debentures. As of October 31, 2004, we had $72.0 million of these debentures outstanding, $45.0 million of which are held in a wholly-owned subsidiary.

Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. The debentures may be redeemed at our option, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125 percent of the conversion price. We may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption or at maturity by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95 percent of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption or maturity date, as applicable.

We do not believe there is currently any default under the trust agreement for the debentures such that would require early payment of the debentures. Interest obligations due in the current year are expected to be satisfied with a combination of cash reserves, the liquidation of short-term investments, and operating cash flows.

CONTINGENCIES
On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. We believe the claim is without merit and are vigorously defending the claim.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed and, subsequently, all four complaints were consolidated into a single complaint. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated securities class action litigation. Under the terms of the settlement-in-principle, a settlement fund will be established in the total amount of $1.5 million, of which our insurance providers will pay approximately $1.1 million and the balance paid by us. The settlement-in-principle is subject to the signing of a definitive settlement agreement and final approval by the court. In the second quarter of 2005, we accrued $0.5 million for anticipated defense costs related to the class action litigation. With the settlement-in-principle in the third quarter of 2005, this accrual was sufficient to encompass both our defense costs and our contribution to the settlement-in-principle. Our contribution to the settlement-in-principle was paid in the third quarter of 2005.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate liability is not, at this time, expected to have a material effect on our annual results of operations, financial position or capital resources.

GUARANTEES
In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other" ("FIN 45"), which expands previously issued accounting guidance and requires additional disclosure by a guarantor in its interim and annual financial statements issued after December 15, 2002 for certain guarantees. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee.

As of October 31, 2004, we did not have any guarantees that would meet the definition of a guarantee as prescribed by FIN 45.

OFF-BALANCE SHEET ARRANGEMENTS
On January 17, 2003, the FASB issued Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to those entities (defined as Variable Interest Entities (VIEs), and more commonly referred to as special purpose entities (SPE)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. FIN 46 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of the expected losses and/or expected residual returns of the VIEs. This interpretation applies immediately to all VIEs created after January 31, 2003, and no later than the end of the first interim or annual reporting period ending after March 15, 2004 for VIEs created prior to February 1, 2003.

We have not been involved in any transactions requiring consolidation as prescribed by FIN 46.


-----------------------------------------------------------------------

OUTSTANDING SHARE DATA

-----------------------------------------------------------------------

We have unlimited number of common shares authorized for issuance. As of October 31, 2004, we have 40,705,811 common shares issued and outstanding.

We also have a shareholder-approved stock option plan and other option plans that were assumed or adopted in connection with various previously completed acquisitions. As of October 31, 2004, there were options granted to purchase 4,950,357 common shares pursuant to these plans.

As described above in the "Commitments" subsection of the "Liquidity and Capital Resources" section, as of December 8, 2004 we have outstanding $72.0 million aggregate principal amount of 5.5 percent convertible unsecured subordinated debentures maturing on June 30, 2005, $45.0 million of which are held in a wholly-owned subsidiary. Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. The debentures may be redeemed at our option, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125 percent of the conversion price. We may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption or maturity by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95 percent of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption or maturity date, as applicable.

-----------------------------------------------------------------------

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

-----------------------------------------------------------------------

Our financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management's application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition, changes in financial condition, or results of operation. Our significant accounting policies are discussed in the Notes to Consolidated Financial Statements that are included in our 2004 US GAAP Annual Report that is filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada; critical estimates inherent in these accounting policies include those listed in the MD&A section of the 2004 US GAAP Annual Report and listed in the headings below in this "Critical Accounting Policies and Estimates" section of this MD&A.

Our management has discussed the development and selection of our critical accounting policies with the Audit Committee and the Board of Directors. In addition, the Board of Directors has reviewed the disclosures in this MD&A.

REVENUE RECOGNITION
We follow the accounting guidelines and recommendations contained in the AICPA Statement of Position 97-2, "Software revenue recognition" and its related amendments ("SOP 97-2"), and the US Securities and Exchange Commission's Staff Accounting Bulletin 101, "Revenue recognition in financial statements" ("SAB 101").

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

SERVICES REVENUES - Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the term of the maintenance or subscription period.

LICENSE REVENUES - License revenues derive from licenses granted to our customers to use our software products, and is recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of service and/or software license. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor-specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue policies described above are then applied to each unit of accounting.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer's inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

LONG-LIVED ASSETS
SFAS 142, "Goodwill and Other Intangible Assets," requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (October 31st for Descartes) and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Other long-lived assets include capital assets and intangible assets. Capital assets are depreciated according to the methods and rates described in the Notes to Financial Statements included in our 2004 US GAAP Annual Report. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

LITIGATION
We are currently involved in the patent litigation and class action litigation that is described in the Contingencies section of this MD&A and in Note 12 to the unaudited Consolidated Financial Statements for the period ended October 31, 2004 included elsewhere in this report. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We account for contingences in accordance with the provisions of SFAS 5 "Accounting for Contingencies," which requires management to make certain judgments and estimates relating to potential future gains or losses that will ultimately be resolved when one or more future events occurs or fail to occur, and the likelihood of such events occurring or failing to occur.

INCOME TAXES
SFAS 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

-----------------------------------------------------------------------

Certain statements made in the MD&A and elsewhere in this Quarterly Report constitute forward-looking statements, including statements relating to our expectations concerning future revenues and earnings, expenses and expenses as a percentage of revenues, gross and net margins, the amounts and timing of certain charges and expenses, market opportunity and the sufficiency of capital to meet working capital and capital expenditure requirements based on current internal forecasts. When used in this document, the words "believes," "plans," "expects," "anticipates," "intends," "continues," "may," "will," "could," "should," and similar expressions, or the negative of such terms, are intended to identify forward-looking statements. We may also make oral and written forward-looking statements from time to time, in reports filed with Canadian and United States regulatory authorities and otherwise. These forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading Certain Factors That May Affect Future Results appearing elsewhere in this Quarterly Report. If any of such risks actually occur they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

-----------------------------------------------------------------------

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

-----------------------------------------------------------------------

ANY INVESTMENT IN OUR COMPANY WILL BE SUBJECT TO RISKS INHERENT TO OUR BUSINESS. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW TOGETHER WITH ALL OTHER INFORMATION INCLUDED IN THIS REPORT. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE NOT AWARE OF OR FOCUSED ON OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. THIS REPORT IS QUALIFIED IN ITS ENTIRETY BY THESE RISK FACTORS.

IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, THEY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY OR RESULTS OF OPERATIONS. IN THAT CASE, THE TRADING PRICE OF OUR SECURITIES COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RECENT EVENTS MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS.
We described various Recent Events earlier on pages 3 and 4 in this MD&A. In particular, in May 2004 we announced that we had reviewed our financial results for 2004 and that our audited results would differ materially from the unaudited results we had previously announced on March 10, 2004. While this review did not result in any restatement of prior period financial statements, our review did result in adjustments to our unaudited 2004 financial statements originally issued on March 10, 2004. We also announced a significant downsizing of our staff, office closures, the cancellation of certain leases and contracts, related restructuring charges, the write-off of redundant assets, the termination of our CEO, the commencement of class action litigation against us and the write-down of $18.0 million of goodwill. Following these announcements we experienced a significant drop in our stock price, a negative impact on our ability to generate business with customers, difficulty in retaining key employees, and a negative impact on our results of operations and the morale of our remaining employees. Since these announcements, we have announced a restructuring charge in the second quarter of 2005 of $13.2 million and $0.6 million in the third quarter of 2005, and announced an agreement-in-principle to settle the class action litigation for $1.5 million, with $1.1 million to be paid by our insurers and the remainder paid by us. There can be no assurance that these announcements or the matters referred to therein will not continue to have an adverse effect on our business and results of operations in future fiscal periods.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE, WHICH MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
We have incurred losses in the current fiscal quarter and fiscal year as well as in prior fiscal quarters and fiscal years. As at October 31, 2004, our accumulated deficit was $409.8 million. We believe that the success of our business depends on our ability to reduce our operating expenses to a level at or below our revenues. There can be no assurance that we can generate expense reductions or revenue growth, or that any expense reductions or revenue growth that are achieved can be sustained. If our revenues fail to grow or our operating expenses increase without a corresponding increase in our revenues, or we fail to adjust operating expense levels appropriately, we may not be able to achieve or sustain profitability, which would increase the possibility that the value of your investment will decline.

OUR OPERATING RESULTS, WHICH MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THEREFORE BE DIFFICULT TO PREDICT, MAY FAIL TO MEET INVESTMENT COMMUNITY EXPECTATIONS. ANY SUCH FAILURE MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
Our revenues and operating results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:
     o The termination of any key customer contract, whether by the customer or by us;
     o Any further restructuring charges or changes in assumptions related to our previously announced initiatives;
     o Our decision on how to satisfy any outstanding convertible debentures on maturity;
     o Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
     o    Fluctuations in the demand for our services and products;
     o    Our ability to reduce or limit increases in our operating expenses;
     o The successful implementation and market acceptance of our pricing and revenue model;
     o    Price and functionality competition in our industry;
     o Changes in the productivity of, and costs associated with, our distribution channels and international operations;
     o Changes in legislation and accounting standards, including standards relating to revenue recognition, and stock-based compensation;
     o Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
     o    Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

WE HAVE REACHED AN AGREEMENT-IN-PRINCIPLE TO SETTLE, BUT STILL FACE, SECURITIES CLASS ACTION LITIGATION.
On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6, 2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were alsofiled making substantially similar allegations, and all four complaints were consolidated into one. On November 2, 2004 we announced that we had reached an agreement-in-principle to settle the consolidated class action litigation, subject to a formal written settlement agreement and court approval. While we indicated on November 2, 2004 that we did not expect the settlement-in-principle to have any future impact on our operating results, there can be no assurance that the class action litigation won't have a material adverse effect on our results of operations or financial position if we can't agree on the terms of a written settlement agreement with the plaintiffs, or if the terms of the settlement-in-principle are altered, or if the agreed settlement-in-principle is not approved by the court.

FROM TIME TO TIME, WE MAY BE SUBJECT TO ADDITIONAL LITIGATION OR DISPUTE RESOLUTION THAT COULD RESULT IN SIGNIFICANT COSTS TO US AND DAMAGE TO OUR REPUTATION.
From time to time, we may be subject to litigation or dispute resolution in the ordinary course of business relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment and claims relating to applicable securities laws. A product liability, patent infringement or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees' time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss -- even if our services and products perform in accordance with their functional specifications. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to the reputation of our company and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

OUR RESTRUCTURING INITIATIVES MAY NOT ACHIEVE THEIR INTENDED RESULTS AND MAY IMPAIR OUR ABILITY TO ACHIEVE AND SUSTAIN PROFITABILITY.
We previously implemented separate restructuring plans in each of August 2001, June 2002 and May 2003. In May 2004, we announced that we were undertaking an additional restructuring. For the first three quarters of 2005 we incurred restructuring charges of $14.3 million and reduced our global workforce by 45 percent. The objective of the restructuring plans was to reduce our cost structure and generate greater operating efficiencies through reductions in our workforce, and through consolidation of personnel facilities and termination of operating contracts. Workforce reductions negatively impacted, and could continue to negatively impact, our remaining employees, including those directly responsible for sales, and limit our ability to pursue new revenue opportunities. Further, any failure to retain and effectively manage our remaining employees could increase our costs, hurt our development and sales efforts, and impact the quality of our customer service. These restructuring changes have and may continue to affect our ability to pursue new transactions and maintain existing relationships with customers and prospects and therefore negatively affect future revenues. This could continue to harm our business, results of operations and financial condition.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND EFFECTIVELY MANAGE OUR BUSINESS.
Our performance is substantially dependent on the performance of our key technical and senior management personnel. We do not maintain life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

IF OUR EXISTING CUSTOMERS CANCEL ANY REMAINING PORTIONS OF THEIR CONTRACTS WITH US, OR FAIL TO EITHER RENEW CONTRACTS FOR SERVICES AND PRODUCTS OR PURCHASE ADDITIONAL SERVICES AND PRODUCTS, OUR BUSINESS WOULD

BE ADVERSELY AFFECTED.
We depend on our installed customer base for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and service revenues for us. Service contracts are generally renewable at a customer's option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts or fail to purchase additional services or products, due in part to the announcement of Recent Events described on pages 3 and 4 of this MD&A or otherwise, then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for any of the following reasons:
     o Recent announcements that we have made regarding our financial condition, restructuring initiatives and termination of our CEO;
     o    Budgetary constraints related to economic uncertainty;
     o    Dissatisfaction with product or service quality;
     o Difficulty in prioritizing a surplus of information technology projects; or
     o    Changes in business strategy or priorities or for other reasons.

Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have an adverse impact on our operating results.

WE MAY IN THE FUTURE HAVE INCREASING DIFFICULTY OBTAINING AND MAINTAINING COST-EFFECTIVE INSURANCE THAT MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AS WELL AS RESTRICT OUR ABILITY TO ATTRACT AND RETAIN OUTSIDE DIRECTORS FOR OUR BOARD OF DIRECTORS.
We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer indemnification insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This is especially so where we have claims experience pursuant to a particular policy, such as our recent agreement-in-principle to settle the class action litigation for $1.5 million of which our insurers are paying $1.1 million. If insurance is more difficult, or unable, to be obtained then this may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain outside directors to our Board of Directors.

WE COULD BE EXPOSED TO BUSINESS RISKS IN OUR INTERNATIONAL OPERATIONS THAT COULD LIMIT THE EFFECTIVENESS OF OUR GROWTH STRATEGY AND CAUSE OUR OPERATING RESULTS TO SUFFER.
While our headquarters are in North America, we currently have operations in both Europe and the Asia Pacific region. Though we have reduced our presence in these geographies, we anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:
     o Longer collection time from foreign clients, particularly in the Asia Pacific region;
     o    Difficulty in repatriating cash from certain foreign jurisdictions;
     o Language barriers, conflicting international business practices and other difficulties related to the management and administration of a global business;
     o Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
     o    Currency fluctuations and exchange and tariff rates;
     o Multiple and possibly overlapping tax structures and the burdens of complying with a wide variety of foreign laws;
     o    Trade restrictions;
     o The need to consider characteristics unique to technology systems used internationally;
     o    Economic or political instability in some international markets; and
     o    Other risk factors set out in this report.

OUR COMMON STOCK PRICE HAS IN THE PAST BEEN VOLATILE AND MAY ALSO BE IN THE FUTURE.
The trading price of our common stock has in the past been subject to wide fluctuations and may also be in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. These fluctuations may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:
     o Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
     o Announcements of technological innovations or acquisitions by us or by our competitors;
     o Introduction of new products or significant customer wins or losses by us or by our competitors;
     o Developments with respect to our intellectual property rights or those of our competitors;
     o Changes in recommendations or financial estimates by industry or investment analysts;
     o    Rumors or dissemination of false and/or misleading information;
     o    Changes in management;
     o    Conditions and trends in the supply chain technology industry;
     o    Corporate security breaches;
     o Adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, such standards;
     o Our inclusion or removal from stock exchange composite indexes or sub indexes;
     o Adoption of new accounting standards affecting the supply chain technology industry;
     o Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
     o    General market conditions; and
     o    Other risk factors set out in this report.

If the market price of a company's stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit, such as the one in which we were named a defendant on or about May 19, 2004 (as discussed above), could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

FAIR VALUE ASSESSMENTS OF OUR INTANGIBLE ASSETS REQUIRED BY GAAP MAY REQUIRE US TO RECORD SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH INTANGIBLE ASSET IMPAIRMENT.
Significant portions of our assets are intangible, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require additional impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

SOME OF OUR CUSTOMERS OPERATE IN INDUSTRIES THAT HAVE BEEN EXPERIENCING DECLINING DEMAND OR CONSOLIDATION OF PARTICIPANTS. IF THESE INDUSTRIES CONTINUE TO EXPERIENCE ECONOMIC DIFFICULTIES OR CONSOLIDATE, THEN THESE CUSTOMERS MAY GENERATE LESS REVENUE FOR OUR BUSINESS.
Some of our customers operate in industries that have experienced declines in demand and reduced or negative growth. Other customers operate in industries in which the volumes of trade and/or shipments have reduced considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, which could result in the significant decline or disappearance in the revenues that we receive from consolidating customers.

IF WE NEED ADDITIONAL CAPITAL IN THE FUTURE AND ARE UNABLE TO OBTAIN IT AS NEEDED OR CAN ONLY OBTAIN IT ON

UNFAVORABLE TERMS, OUR OPERATIONS AND GROWTH STRATEGY MAY BE ADVERSELY AFFECTED, AND THE MARKET PRICE FOR OUR SECURITIES COULD DECLINE.
Historically, we have financed our operations primarily through the sale of our debt and equity securities. As of October 31, 2004, we had cash, cash equivalents and marketable securities of approximately $46.4 million and a $9.0 million operating line of credit of which $7.5 million is unutilized. While we believe that our resources will be sufficient to meet our contemplated operational and restructuring needs, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

OUR INDEBTEDNESS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION. In June 2000, we completed a convertible debt offering of $75.0 million in 5.5 percent convertible unsecured subordinated debentures that are due June 2005. As of October 31, 2004, we had repurchased $48.0 million of these debentures, $3.0 million of which were cancelled and $45.0 million of which are held by a wholly-owned subsidiary, leaving $27.0 million in outstanding debentures that are not held by our subsidiary. Our indebtedness could have important consequences for investors. For example, it could:
     o Increase our vulnerability to general adverse economic and industry conditions;
     o    Limit our ability to obtain additional financing;
     o Require the dedication of a portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our operations, working capital, capital expenditures, acquisitions and other general corporate purposes;
     o If the outstanding principal amount of our convertible debentures is satisfied by us on redemption or maturity through the issuance by us of common shares, the aggregate number of outstanding shares will be increased significantly and may result in a material decline in the market price for our common stock;
     o Limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
     o    Place us at a competitive disadvantage relative to our competitors.

Although we have no present plans to do so, we may incur substantial additional debt in the future. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

CHANGES IN THE VALUE OF THE US DOLLAR, AS COMPARED TO THE CURRENCIES OF OTHER COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate could have a material adverse effect on our business, results of operation and financial condition.

CONTINUED REGIONAL AND/OR GLOBAL ECONOMIC, POLITICAL AND MARKET CONDITIONS, INCLUDING ACTS OF TERRORISM AND ARMED CONFLICT, MAY CAUSE A DECREASE IN DEMAND FOR OUR SUPPLY CHAIN SERVICES AND SOFTWARE WHICH MAY

NEGATIVELY AFFECT OUR REVENUE AND OPERATING RESULTS.
Our revenue and profitability depend on the overall demand of our current and potential customers for our supply chain services and products. Regional and/or global changes in the economy and financial markets, viral outbreaks, and political instability in geographic areas have resulted in companies generally reducing spending for technology services and products and delaying or reconsidering potential purchases of our supply chain services and products. The economic uncertainty resulting from military action in Iraq and the global war on terrorism may continue to negatively impact our customers and cause them to limit or reduce spending on our services and products. Future declines in demand for our services and/or products could adversely affect our revenues and operating results.

FAILURE TO ACHIEVE BROAD MARKET ACCEPTANCE OF THE WAY IN WHICH WE PRICE AND DELIVER SERVICES AND PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATION AND FINANCIAL CONDITION.
We have two primary models for pricing and delivering services and products: one whereby we deliver services and products over our proprietary network, for which we charge customers on a per-transaction basis; and one whereby we license our products to customers in exchange for a license fee. If this business strategy is flawed, or if we are unable to execute on it effectively, our business, operating results and financial condition could be substantially harmed. Any factor adversely affecting market acceptance of the ways by which our services and products are priced or delivered, including the availability and price of competing services and products or negative industry analyst commentary, could have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNABLE TO GENERATE BROAD MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS, SERIOUS HARM COULD RESULT TO OUR BUSINESS.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our services and products may weaken, competitors may develop superior services and products or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT REMAIN COMPETITIVE. INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:
     o    Longer operating history;
     o Greater financial, technical, marketing, sales, distribution and other resources;
     o    Profitable operations;
     o    Superior product functionality in specific areas;
     o    Greater name recognition;
     o    A broader range of products to offer;
     o    Better performance;
     o    A larger installed base of customers;
     o    Established relationships with customers that we are targeting; or
     o    Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third-parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

OUR CUSTOMERS MAY EXPERIENCE DELAYS OR DIFFICULTIES IN THE INSTALLATION AND USE OF OUR SERVICES AND PRODUCTS, WHICH COULD LEAD TO CLAIMS FOR DAMAGES BY OUR CUSTOMERS, LOSS OF REVENUE OR DELAYS IN THE MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS.
When one of our products is implemented, the environment into which it is installed is complex and typically contains a wide variety of systems and third-party software with which our software must be integrated. As a result, some customers may have difficulty or be unable to implement our products successfully within anticipated timeframes or otherwise achieve their expected benefits. Further, even when our products are fully implemented and free of errors or defects, our services and products may not be delivered to the satisfaction of our customers. These problems may result in claims for damages suffered by our customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors, complete implementations or address customer dissatisfaction.

SYSTEM OR NETWORK FAILURES IN CONNECTION WITH OUR SERVICES AND PRODUCTS COULD REDUCE OUR SALES, IMPAIR OUR

REPUTATION, INCREASE COSTS OR RESULT IN LIABILITY CLAIMS, AND SERIOUSLY HARM OUR BUSINESS.
Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:
     o    System or network failure;
     o    Interruption in the supply of power;
     o    Virus proliferation;
     o    Earthquake, fire, flood or other natural disaster; or
     o    An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

SERIOUS HARM TO OUR BUSINESS COULD RESULT IF THERE IS A SECURITY FAILURE OR VIRUS PROLIFERATION WITH OUR SERVICES AND PRODUCTS.
The secure exchange of customer information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Our services and products use various security methods to provide the security necessary to enable the secure exchange of customer information. We also implement commercial virus software. Advances in computer capabilities, new discoveries in the field of computer security, or other events or developments could result in a compromise or breach of the algorithms that these security methods use to protect customer transaction data. Computer viruses may nevertheless infiltrate our products or the networks over which we deliver our services, resulting in unexpected results, unavailability of our services and products and significant costs to eliminate the virus. If any compromise, breach of security or virus infiltration were to occur, it could have a material adverse effect on our reputation, business, results of operation and financial condition.

ERRORS OR DEFECTS IN OUR PRODUCTS, WHICH MAY HARM OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS OR INCUR ADVERSE LEGAL JUDGMENTS, MAY BE DIFFICULT TO DETECT PRIOR TO IMPLEMENTATION.
Some of our products are complex. This complexity can make it difficult to detect errors or failure in our products prior to implementation. Although we conduct testing and quality assurance through a release management process, we may not discover errors in our products until our customers install and use a given product or until the volume of use of that product increases. We may not be able to correct any detected errors or failures in a timely manner, if at all. Alleviating such errors could require significant expenditure of capital and other resources. These problems may result in claims for damages suffered by customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors or defects.

IF THE DEVELOPMENT OF OUR SERVICES AND PRODUCTS FAILS TO KEEP PACE WITH OUR INDUSTRY'S RAPID EVOLUTION, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.
The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our services and product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis or complete the developments that we have already undertaken. Cutbacks in our workforce or any deterioration in the relationship with our third-party outsourced development provider could lengthen the time necessary to develop our products or cause us to abandon certain development. In addition, we may not successfully identify new product opportunities or develop and bring new services and products to market in a timely and efficient manner.

Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:
     o    Meet or exceed technological advances in the marketplace;
     o Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
     o    Comply with changing industry standards and achieve market acceptance;
     o Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time; and
     o Integrate third-party technology effectively and respond to competitive offerings.

If we are unable, for technological or other reasons, to develop and introduce new and enhanced services and products in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our operating performance and financial condition.

OUR LENGTHY AND VARIABLE SALES CYCLE MAKES IT DIFFICULT FOR US TO PREDICT WHEN, OR IF, SALES WILL OCCUR AND, THEREFORE, WE MAY EXPERIENCE AN UNPLANNED SHORTFALL IN REVENUES.
Our services and products have a lengthy and unpredictable sales cycle that contributes to the uncertainty of our operating results. Customers typically view the purchase of our services and products as a significant and strategic decision. As a result, customers and prospects generally evaluate our services and products and determine their impact on existing infrastructure over a lengthy period of time. Our sales cycle typically averages between three and nine months, depending on the solution a particular customer is purchasing, a particular customer's implementation requirements and whether the customer is new or is extending an existing implementation. Services and products that include a license to our software products usually require a significant up-front license payment, which may be subject to delays if the customer has lengthy internal budgeting, approval, and evaluation processes. Additionally, in the current economic environment, many companies have reduced their budgets for information technology spending. If companies continue reducing their spending on information technology assets, we may be subject to additional delays and corresponding reductions in sales of our services and products. Moreover, we may incur significant selling and marketing expenses during a customer's evaluation period, including the costs of developing a full proposal and completing a rapid proof-of-concept or custom demonstration. Larger customers may purchase our services and products as a part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays. Also, our customers may delay their purchasing decisions in anticipation of new or enhanced services or products that we, or our competitors, may introduce. Further, any prolonged decline in the demand for technology services and products could reduce the market for our services and products, making sales more difficult. If revenues forecasted from a specific customer for a particular quarter are not realized or are delayed to another quarter, we may experience an unplanned shortfall in revenues, which could adversely affect our operating results.

OUR EFFORTS TO DEVELOP AND SUSTAIN STRATEGIC RELATIONSHIPS TO IMPLEMENT AND PROMOTE OUR SERVICES AND PRODUCTS MAY FAIL, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATION AND FINANCIAL CONDITION.
We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our operating performance and financial condition.

WE DEPEND ON OUR THIRD-PARTY PROVIDERS FOR OUR SERVICES AND PRODUCT OFFERINGS AND OUR BUSINESS. IF OUR RELATIONSHIPS WITH ANY OF THESE THIRD-PARTY PROVIDERS ARE IMPAIRED, OUR BUSINESS COULD BE HARMED.
We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products' capabilities.

OUR SUCCESS AND ABILITY TO COMPETE DEPENDS UPON OUR ABILITY TO SECURE AND PROTECT PATENTS, TRADEMARKS AND OTHER PROPRIETARY RIGHTS.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide significant protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue.

Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

CLAIMS THAT WE INFRINGE THIRD-PARTY PROPRIETARY RIGHTS COULD TRIGGER INDEMNIFICATION OBLIGATIONS AND RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO PROVIDE OUR SERVICES.
Competitors and other third-parties have claimed and in the future may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. A complaint alleging patent infringement has been filed against us by ArrivalStar, Inc. in the United States District Court for the Southern District of New York. This claim or any intellectual property claim, with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third-parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE TREATED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR US INCOME TAX PURPOSES RESULTING IN ADVERSE TAX CONSEQUENCES FOR US INVESTORS IN OUR COMMON SHARES.
If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to the holders of our equity securities who are citizens or residents of the US for federal income tax purposes, and other holders of equity securities who may be subject to US federal income tax law. If you are such a person, you should consult with your own US tax advisors with respect to the US tax consequences of investing in our securities. We have not assumed, and do not assume, any obligation to make timely disclosure with respect to our PFIC status.

IF REQUIREMENTS RELATING TO ACCOUNTING TREATMENT FOR EMPLOYEE STOCK OPTIONS ARE CHANGED, WE MAY BE FORCED TO CHANGE OUR BUSINESS PRACTICES AND OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED.
If proposals currently under consideration by accounting standards organizations and governmental authorities are adopted, we may be required to treat the value of the stock options granted to employees as a compensation expense. As a result, we may re-evaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates and otherwise materially adversely affect our business.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US DOLLARS IN THOUSANDS; US GAAP; OCTOBER 31 DATA UNAUDITED)
--------------------------------------------------------------------------------

                                                                       ----------      ----------
                                                                       OCTOBER 31      January 31
                                                                             2004            2004
                                                                       ----------      ----------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                              12,803          13,187
    Marketable securities                                                  23,552          34,586
    Accounts receivable
       Trade                                                                8,335          12,986
       Other                                                                1,949           3,501
    Prepaid expenses and other                                              2,135           3,045
                                                                       ----------      ----------
                                                                           48,774          67,305
MARKETABLE SECURITIES                                                      10,000          17,279
CAPITAL ASSETS                                                              7,564          13,452
LONG-TERM INVESTMENTS                                                       3,300           3,300
GOODWILL                                                                     --            18,038
INTANGIBLE ASSETS                                                           5,128           8,264
DEFERRED CHARGES                                                             --             1,021
                                                                       ----------      ----------
    TOTAL ASSETS                                                           74,766         128,659
                                                                       ----------      ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable                                                        3,036           4,743
    Accrued liabilities                                                     5,902           3,609
    Deferred revenue                                                        2,262           2,860
    Convertible debentures                                                 26,995            --
                                                                       ----------      ----------
                                                                           38,195          11,212
CONVERTIBLE DEBENTURES                                                       --            26,995
                                                                       ----------      ----------
                                                                           38,195          38,207
                                                                       ----------      ----------

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY
    Common shares - unlimited shares authorized; Shares issued and
    outstanding 40,705,811 and 40,705,811                                 364,907         364,907

    Additional paid-in capital                                             81,658          81,667
    Unearned deferred compensation                                           (227)           (339)
    Accumulated other comprehensive income (loss)                               1            (387)
    Accumulated deficit                                                  (409,768)       (355,396)
                                                                       ----------      ----------
                                                                           36,571          90,452
                                                                       ----------      ----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             74,766         128,659
                                                                       ==========      ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)
--------------------------------------------------------------------------------

                                                   ----------------------      ----------------------
                                                     THREE MONTHS ENDED          NINE MONTHS ENDED
                                                   ----------------------      ----------------------
                                                 OCTOBER 31    October 31    OCTOBER 31    October 31
                                                       2004          2003          2004          2003
                                                   --------      --------      --------      --------
REVENUES                                             11,045        16,026        35,366        45,432
COST OF REVENUES                                      4,711         4,787        16,068        14,257
                                                   --------      --------      --------      --------
GROSS MARGIN                                          6,334        11,239        19,298        31,175
                                                   --------      --------      --------      --------
EXPENSES
    Sales and marketing                               2,329         7,226        16,107        21,061
    Research and development                          2,102         2,298         8,736         6,485
    General and administrative                        2,633         2,680        12,265         9,082
    Amortization of intangible assets                 1,005         1,313         3,136         4,026
    Impairment of goodwill                             --            --          18,038          --
    Restructuring costs and asset impairment            556         1,637        14,264        17,766
                                                   --------      --------      --------      --------
                                                      8,625        15,154        72,546        58,420
                                                   --------      --------      --------      --------
LOSS FROM OPERATIONS                                 (2,291)       (3,915)      (53,248)      (27,245)
                                                   --------      --------      --------      --------
OTHER INCOME (EXPENSE)
    Interest expense                                   (425)         (433)       (1,299)       (2,605)
    Investment income                                   109           176           405         1,074
    Gain on purchase of convertible debentures         --            --            --             904
                                                   --------      --------      --------      --------
                                                       (316)         (257)         (894)         (627)
                                                   --------      --------      --------      --------
LOSS BEFORE INCOME TAXES                             (2,607)       (4,172)      (54,142)      (27,872)
INCOME TAX EXPENSE - CURRENT                           (123)          (22)         (230)          (46)
                                                   --------      --------      --------      --------
LOSS                                                 (2,730)       (4,194)      (54,372)      (27,918)
                                                   ========      ========      ========      ========
LOSS PER SHARE
    Basic and diluted                                 (0.07)        (0.10)        (1.34)        (0.58)
                                                   ========      ========      ========      ========
WEIGHTED AVERAGE SHARES OUTSTANDING
    Basic and diluted (thousands)                    40,706        40,654        40,706        47,736
                                                   ========      ========      ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)
--------------------------------------------------------------------------------

                                                                ----------------------      ----------------------
                                                                  THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                ----------------------      ----------------------
                                                              OCTOBER 31    October 31    OCTOBER 31    October 31
                                                                    2004          2003          2004          2003
                                                                --------      --------      --------      --------
OPERATING ACTIVITIES
Loss                                                              (2,730)       (4,194)      (54,372)      (27,918)
Adjustments to reconcile loss to cash provided by (used in)
    operating activities:
    Depreciation                                                     544           835         1,662         1,988
    Amortization of intangible assets                              1,005         1,313         3,136         4,026
    Impairment of goodwill                                          --            --          18,038          --
    Write-off of redundant assets                                   --            --           5,770          --
    Amortization of convertible debenture costs                       64            63           192           386
    Amortization of deferred compensation                             34            35           103           136
     Gain on purchase of convertible debentures                     --            --            --            (904)
     Changes in operating assets and liabilities:
       Accounts receivable
          Trade                                                    1,708        (2,443)        4,651        (3,502)
          Other                                                      367          (417)        1,552           156
       Prepaid expenses and other                                    424           623           530          (815)
       Deferred charges                                             --              61           657          (409)
       Accounts payable                                            1,176           528        (1,707)       (2,438)
       Accrued liabilities                                        (2,374)       (1,784)        2,681           203
       Deferred revenue                                             (261)         (549)         (598)         (923)
                                                                --------      --------      --------      --------
Cash used in operating activities                                    (43)       (5,929)      (17,705)      (30,014)
                                                                --------      --------      --------      --------
INVESTING ACTIVITIES
    Maturities of marketable securities                            4,228        29,838        22,252       132,029
    Sale of marketable securities                                   --            --           8,198          --
    Purchase of marketable securities                             (3,197)         --         (12,137)       (1,404)
    Additions to capital assets                                      (25)       (1,185)         (992)       (3,839)
    Acquisition of subsidiaries                                     --            (235)         --            (335)
                                                                --------      --------      --------      --------
Cash provided by investing activities                              1,006        28,418        17,321       126,451
                                                                --------      --------      --------      --------
FINANCING ACTIVITIES
    Purchase of convertible debentures                              --            --            --         (43,274)
    Purchase of common shares                                       --            --            --         (27,228)
    Issuance of common shares for cash                              --            --            --              17
                                                                --------      --------      --------      --------
Cash used in financing activities                                   --            --            --         (70,485)
                                                                --------      --------      --------      --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     963        22,489          (384)       25,952
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                  11,840        24,658        13,187        21,195
                                                                --------      --------      --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                        12,803        47,147        12,803        47,147
                                                                ========      ========      ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the period for interest                        --            --             742         2,095
    Cash paid during the period for income taxes                      18            18           162           148
                                                                ========      ========      ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

-----------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE
AMOUNTS; US GAAP; UNAUDITED)

-----------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE BUSINESS

The Descartes Systems Group Inc. ("Descartes," "Company," "our," or "we") operates in one business segment providing supply chain solutions that help companies reduce costs, save time, and help our customers provide better service to their own customers. Our technology-based solutions, which consist of services and software, provide connectivity and business document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization.

NOTE 2 - BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in United States (US) dollars and in accordance with generally accepted accounting principles (GAAP) in the US and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission for the preparation of interim financial statements. Accordingly, these interim consolidated financial statements do not include all of the information and notes required for compliance with GAAP in the US for annual financial statements. These statements should be read in conjunction with our audited consolidated financial statements prepared for the fiscal year ended January 31, 2004.

The interim financial statements reflect all adjustments (consisting only of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2005.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2005, is referred to as the "current fiscal year," "fiscal 2005," "2005," or using similar words. Our previous fiscal year, which ended on January 31, 2004, is referred to as the "previous fiscal year," "fiscal 2004," "2004," or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, "2008" refers to the annual period ending January 31, 2008 and the "third quarter of 2008" refers to the quarter ending October 31, 2007.

NOTE 3 - CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper and in investment-grade dividend received deduction ("DRD") eligible securities issued by US corporations. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities are comprised of debt securities maturing between three and 12 months from the balance sheet date. Long-term marketable securities are comprised of DRD eligible securities and debt securities maturing in excess of 12 months from the balance sheet date.

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we classify all investments in debt securities as available-for-sale. These debt securities are carried at fair value on the balance sheet with unrealized investment gains (losses) excluded from net loss and reported in accumulated other comprehensive loss as a separate component of shareholder's equity. Total unrealized investment gains (losses) for the third quarter and first three quarters of 2005 were a gain of $11 thousand and $31 thousand respectively, compared to a loss of $19 thousand and a gain of $81 thousand respectively for the same periods in 2004. We do not have any investments with unrealized gains (losses) greater than 12 months as at October 31, 2004.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

OPERATING LINES OF CREDIT
We have an operating line of credit of $9.0 million. Borrowings under this facility bear interest at prime based on the borrowed currency (4.25 percent on Canadian dollar borrowings and 4.75 percent on US dollar borrowings at October 31, 2004), are due on demand and are secured by our bond portfolio and a general assignment of inventory and accounts receivable. At October 31, 2004, we had issued letters of credit with balances outstanding of $1.5 million, which reduced the available operating line of credit by a corresponding amount.

NOTE 4 - TRADE RECEIVABLES

                                                         ----------------------
                                                       OCTOBER 31    January 31
                                                             2004          2004
                                                         ----------------------

Trade receivables                                          13,662        17,359
Less: Allowance for doubtful accounts                      (5,327)       (4,373)
                                                         ----------------------
                                                            8,335        12,986
                                                         ======================
NOTE 5 - GOODWILL AND INTANGIBLE ASSETS
                                                         ----------------------
                                                       OCTOBER 31    January 31
                                                             2004          2004
                                                         ----------------------
GOODWILL
  Cost less impairment charges                             37,793        55,831
  Accumulated amortization                                 37,793        37,793
                                                         ----------------------
                                                             --          18,038
                                                         ----------------------
INTANGIBLE ASSETS
Cost less impairment charges
  Customer agreements and relationships                    16,963        16,963
  Non-compete covenants                                     1,162         1,162
  Existing technology                                       8,841         8,841
  Trade names                                               7,934         7,934
                                                         ----------------------
                                                           34,900        34,900
Accumulated amortization
  Customer agreements and relationships                    14,533        12,706
  Non-compete covenants                                     1,020           893
  Existing technology                                       7,179         6,405
  Trade names                                               7,040         6,632
                                                         ----------------------
                                                           29,772        26,636
                                                         ----------------------
                                                            5,128         8,264
                                                         ======================

GOODWILL
When we acquire a subsidiary, we determine the fair value of the net tangible and intangible assets acquired and compare the total amount to the amount that we paid for the investments. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested at least annually for impairment to ensure that its fair value is greater than or equal to carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined.

ANNUAL GOODWILL IMPAIRMENT TEST
Effective February 1, 2002, we adopted the requirements of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," thereby ceasing the amortization of all goodwill acquired in all business combinations. SFAS 142 replaces the amortization of goodwill with an annual impairment test as well as a transition test for impairment at the date of the adoption of the new standard. The first annual impairment test on February 1, 2003, using a valuation approach based on market capitalization and discounted cash flow models, indicated a goodwill impairment of $86.7 million that was recorded in the results of operations for 2003.

We initially designated February 1st of each year as the date for our annual impairment test. During the third quarter of fiscal 2004, we changed the date of our annual goodwill impairment test to October 31st of each year. This was done so that the impairment test did not coincide with the period when we are focused on preparing our annual audited financial statements. The change in the test date is preferable for administrative purposes and is not intended to delay, accelerate or avoid any impairment charge.

In addition to our annual impairment tests, we perform a quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount and, if so, we perform a goodwill impairment test between the annual dates. Due to various events and changes in circumstances publicly announced in May 2004 that had reduced our fair value as of April 30, 2004, we performed such an impairment test in respect of the first quarter of 2005 and determined that book value was significantly in excess of enterprise value and that the entire remaining recorded goodwill was impaired. Accordingly, a goodwill impairment charge of $18.0 million was recorded in the first quarter of 2005.

As of the end of the first quarter of 2005, there is no goodwill recorded on our balance sheet. Accordingly, we will no longer be performing tests for impairment of goodwill. If additional goodwill is recorded in future periods as a result of acquisitions or otherwise, we will resume our annual goodwill impairment tests on October 31st of each year. In addition, we will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. All impairment adjustments will be recognized as operating expenses in the period the adjustment is identified.

INTANGIBLE ASSETS
Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful life, which historically has not exceeded five years.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No intangible impairment has been recorded to-date in 2005, nor was any recorded in 2004.

Intangible assets with an indefinite life are not subject to amortization; they are tested at least annually for impairment to ensure that their fair value is greater than or equal to the carrying value. Any excess is charged to income in the period in which impairment is determined. We had no intangible assets with an indefinite life for any of the periods reported.

NOTE 6 - RESTRUCTURING COSTS AND ASSET IMPAIRMENT

SUMMARY OF ALL RESTRUCTURING INITIATIVES
The following table shows the changes in the restructuring provision for the May 2004, May 2003, June 2002 and August 2001 cost reduction initiatives from January 31, 2004 by quarter (in thousands of dollars).

                                                 ----------------------------------------------------------------------------------
FIRST QUARTER OF 2005                        Provision as                                                              Provision as
                                           at January 31,        Additional                                 Cash       at April 30,
                                                     2004           Charges         Revisions           Payments               2004
                                                 ----------------------------------------------------------------------------------
AUGUST 2001                                            4              --                   13                (17)              --
JUNE 2002
Office closure costs                                 160              --                  150               (195)               115
MAY 2003
Workforce reduction                                   97                22               --                 (119)              --
Office closure costs                                 477               372                 (3)              (412)               434
                                                 ----------------------------------------------------------------------------------
                                                     574               394                 (3)              (531)               434
                                                 ----------------------------------------------------------------------------------
                                                     738               394                160               (743)               549
                                                 ==================================================================================

                              -----------------------------------------------------------------------------------------------------
SECOND QUARTER OF 2005    Provision as                                                                                 Provision as
                          at April 30,        Additional                                 Cash           Non-cash        at July 31,
                                  2004           Charges         Revisions           Payments         Write-offs               2004
                              -----------------------------------------------------------------------------------------------------

JUNE 2002
Office closure costs               115              --                 523               (244)              --                  394
MAY 2003
Workforce reduction               --                --                 177               (177)              --                 --
Office closure costs               434              --                 724               (300)              --                  858
                              -----------------------------------------------------------------------------------------------------
                                   434              --                 901               (477)              --                  858
May 2004
Workforce reduction               --               4,217              --               (2,943)              --                1,274
Office closure costs              --               1,743              --                 (604)              --                1,139
Redundant assets                  --               5,770              --                 --               (5,770)              --
                              -----------------------------------------------------------------------------------------------------
                                  --              11,730              --               (3,547)            (5,770)             2,413
                              -----------------------------------------------------------------------------------------------------
                                   549            11,730             1,424             (4,268)            (5,770)             3,665
                              =====================================================================================================


                                                 ----------------------------------------------------------------------------------
THIRD QUARTER OF 2005                        Provision as                                                              Provision as
                                              at July 31,        Additional                                 Cash        at Oct. 31,
                                                     2004           Charges         Revisions           Payments               2004
                                                 ----------------------------------------------------------------------------------
JUNE 2002
Office closure costs                                  394              --                --                 (112)               282
MAY 2003
Office closure costs                                  858              --                 206                (78)               986
May 2004
Workforce reduction                                 1,274               310              --               (1,254)               330
Office closure costs                                1,139                40              --                 (374)               805
                                                 ----------------------------------------------------------------------------------
                                                    2,413               350              --               (1,628)             1,135
                                                 ----------------------------------------------------------------------------------
                                                    3,665               350               206             (1,818)             2,403
                                                 ==================================================================================

MAY 2004 ANNOUNCEMENT
On May 17, 2004, we announced that we were taking actions to significantly reduce our expenses, which actions included a downsizing of our global staff by approximately 130 employees, or approximately 35 percent of our total staff. These reductions were focused on our regional operational structure and resulted in a significantly smaller global direct sales force and management level of the organization. In addition, we announced that we would be closing certain offices, and canceling certain leases, consulting and other operating contracts. We announced that we expected to record restructuring charges of approximately $5.5 million to $6.5 million and that the majority of these charges would be recorded in the second quarter of 2005. In addition, we identified that we would be examining whether certain assets were redundant as a result of the cost reduction initiatives. On September 2, 2004 we announced that we had identified additional opportunities for cost savings and efficiencies and, accordingly, in executing on these expense reduction activities our workforce ended up being reduced by approximately 45 percent.

During the third quarter of 2005, we incurred aggregate charges relating to our May 2004 restructuring initiative of $0.4 million comprised of $0.3 million for workforce reduction and $0.1 million for office closure costs. The provisions for this initiative were reduced in the third quarter by cash payments of $1.6 million.

As at October 31, 2004 our remaining obligation under this initiative is $1.1 million. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. Our remaining activity is to comply with the contractual terms of our cash obligations. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008 and that the remaining provision for workforce reduction obligations will be drawn down by the end of the fourth quarter of 2005.

Our initial provision under this initiative was $11.7 million, comprised of $4.2 million in workforce reduction charges, $1.7 million of office closure costs and $5.8 million of redundant asset write-offs. As of October 31, 2004, we have incurred $12.1 million of restructuring charges under this initiative comprised of $4.5 million in workforce reduction charges, $1.8 million of office closure costs and $5.8 million of redundant assets write-offs.

MAY 2003 ANNOUNCEMENT
Based on a review of cost levels, we announced on May 6, 2003 a downsizing of our global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included further consolidation of office facilities, lease terminations, and write-down of redundant assets.

During the third quarter of 2005, we revised our estimates for recoverability on certain offices and recorded a $0.2 million charge for office closure costs. The provisions for this initiative were reduced in the third quarter by cash payments of $0.1 million.

As at October 31, 2004, our remaining obligation under this initiative is $1.0 million. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. Our remaining activity is to comply with the contractual terms of our cash obligations. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008.

Our initial provision under this initiative was $7.3 million, comprised of $3.8 million in workforce reduction charges, $1.8 million of office closure costs and $1.7 million of redundant asset write-offs. As of October 31, 2004, we have incurred $10.8 million of restructuring charges under this initiative comprised of $5.0 million in workforce reduction charges, $4.1 million of office closure costs and $1.7 million of redundant assets write-offs.

JUNE 2002 ANNOUNCEMENT
On June 19, 2002 we announced that we had commenced restructuring plans in order to align our cost structure with our network-based revenue model and to streamline our corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also included the consolidation of our network infrastructure and data center facilities in Ontario and Georgia. These restructuring plans resulted in the prompt reduction of workforce by approximately 120 employees, or 20 percent of the total workforce, across all geographic areas within which we operate. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above-noted centralization plans and workforce reduction, we also identified leased facilities that were in excess of our ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixtures, and computer equipment were reflected in the restructuring provision. Furthermore, the restructuring provision reflected the cost of consolidation of data center facilities.

During the third quarter of 2005, we incurred minimal charges relating to our June 2002 restructuring initiative. The provisions for this initiative were reduced in the third quarter by cash payments of $0.1 million.

As at October 31, 2004 our remaining obligation under this initiative is $0.3 million. We do not anticipate any further significant charges under this restructuring initiative as our plan has been fully implemented. Our remaining activity is to comply with the contractual terms of our cash obligations. We expect that the remaining office closure provision will be drawn down by the end of the fourth quarter in 2008.

Our initial provision under this initiative was $7.2 million, comprised of $2.4 million in workforce reduction charges, $3.4 million of office closure costs, $0.8 million of redundant asset write-offs and $0.6 million of data center consolidation charges. As of October 31, 2004, we have incurred $21.9 million of restructuring charges under this initiative comprised of $8.6 million in workforce reduction charges, $9.4 million of office closure costs, $0.8 million of redundant assets write-offs, $1.0 million of data center consolidation charges and $2.1 million of network consolidation charges.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146.

Our restructuring reserves and costs for our June 2002 restructuring plans were determined under the provisions of EITF Issue 94-3. The restructuring reserves and costs for each of the May 2003 and May 2004 announcements were determined pursuant to the provisions of SFAS 146 and valued using an estimated fair value method

NOTE 7 - CONVERTIBLE DEBENTURES

On June 30, 2000, we issued $75.0 million aggregate principal amount of 5.5 percent convertible unsecured subordinated debentures maturing on June 30, 2005, the issuance of which was quali?ed by a short form prospectus dated June 26, 2000. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30th and December 30th of each year, the first payment having been made on December 30, 2000. Issuance costs of $3.5 million are being amortized to interest expense over the term of the debenture, subject to earlier write-off in connection with repurchases of the debentures, with the balance of the issuance costs included as prepaid expenses and other on the balance sheet. Each debenture is convertible, at the option of the holder, into common shares at any time prior to June 30, 2005 at a price of $35 per common share. The debentures may be redeemed at our option, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125 percent of the conversion price. We may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption or maturity by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95 percent of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption or maturity date, as applicable.

In each of December 2001 and March 2002, pursuant to a normal course issuer bid, we purchased for cancellation $1.5 million principal amount of the debentures, or an aggregate of $3.0 million. In each case, the debentures were purchased for approximately $1.1 million, resulting in a gain of $0.4 million, which was recorded in the related fiscal quarter.

On August 1, 2002, we announced that we offered to purchase for cancellation up to $51,428,571 aggregate principal amount of the debentures. We offered to pay a cash price of $700 for each $1,000 principal amount of debentures, plus accrued and unpaid interest. The offer was made by way of an issuer bid, which was open for acceptance until September 6, 2002. On September 7, 2002, we announced that pursuant to the offer, we would acquire a nominal principal amount of the debentures (which acquisition was completed later in the quarter ended October 31, 2002). The acquisition of the debentures resulted in a loss of $0.5 million net of costs associated with the offer and the write-off of the related deferred issuance costs.

On June 5, 2003, we announced that we were offering to purchase, indirectly through a wholly-owned subsidiary, up to $45.0 million aggregate principal amount of the debentures. Under the offer for the debentures, we offered to pay a cash price of $950 for each $1,000 principal amount of debentures, plus unpaid interest (subject to any applicable withholding tax) accrued to but excluding the date of purchase. On July 17, 2003, we announced that this subsidiary had purchased $45.0 million aggregate principal amount of the debentures for $42.8 million resulting in a gain of $0.9 million net of costs associated with the offer and the write-off of the related deferred issuance costs.

NOTE 8 - COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

COMPREHENSIVE LOSS
The following table shows the computation of comprehensive loss:

                                                            ----------------------      ----------------------
                                                              THREE MONTHS ENDED          NINE MONTHS ENDED
                                                            ----------------------      ----------------------
                                                          OCTOBER 31    October 31    OCTOBER 31    October 31
                                                                2004          2003          2004          2003
                                                            --------      --------      --------      --------
Loss                                                          (2,730)       (4,194)      (54,372)      (27,918)
Other comprehensive income (loss):
    Unrealized mark to market gain (loss) on securities           11           (19)           31            81
    Foreign currency translation adjustments                     336           464           357         1,174
                                                            --------      --------      --------      --------
                                                                 347           445           388         1,255
                                                            --------      --------      --------      --------
Comprehensive loss                                            (2,383)       (3,749)      (53,984)      (26,663)
                                                            ========      ========      ========      ========

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table shows the components of accumulated other comprehensive income (loss):

                                                                           -----------------------------------
                                                                              OCTOBER 31       January 31
                                                                                    2004             2004
                                                                           -----------------------------------
Accumulated mark to market loss on securities                                                (68)          (99)
Accumulated foreign currency translation adjustments                                          69          (288)
                                                                           -----------------------------------
Accumulated other comprehensive income (loss)                                                  1          (387)
                                                                           ===================================


NOTE 9 - LOSS PER SHARE

Basic and diluted loss per share amounts were calculated by dividing the loss by the weighted average number of common shares outstanding during the period. As a result of losses applicable to common shares, the options granted under stock option plans and the conversion privileges on the convertible debentures were excluded in the diluted loss per share calculation, as their inclusion would have been antidilutive.

NOTE 10 - STOCK-BASED COMPENSATION PLANS

We maintain stock option plans for directors, officers, employees and service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares at the day prior to the grant, other than those options granted in conjunction with acquisitions. As a result, no compensation expense is recorded when options are granted. When stock options are exercised, we include the amount of the proceeds in share capital.

Stock options generally vest over a three- to five-year period starting from their grant date and expire seven years from the date of their grant.

As of October 31, 2004, we had 4,780,696 stock options granted and outstanding under our shareholder-approved stock option plan. In addition, there were 169,661 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

We account for those plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," and related Interpretations. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation":

                                                            ----------------------      ----------------------
                                                              THREE MONTHS ENDED          NINE MONTHS ENDED
                                                            ----------------------      ----------------------
                                                          OCTOBER 31    October 31    OCTOBER 31    October 31
                                                                2004          2003          2004          2003
                                                            --------      --------      --------      --------
Loss - As reported                                            (2,730)       (4,194)      (54,372)      (27,918)
Add: Amortization of deferred compensation, as reported           34            35           103           136
Less: Total stock-based compensation expense determined       (1,288)       (1,337)       (3,625)       (4,062)
under SFAS No. 123
                                                            --------      --------      --------      --------
Loss - Pro forma                                              (3,984)       (5,496)      (57,894)      (31,844)
                                                            ========      ========      ========      ========

Loss per share - Basic and diluted
   As reported                                                 (0.07)        (0.10)        (1.34)        (0.58)
                                                            ========      ========      ========      ========
   Pro forma                                                   (0.10)        (0.14)        (1.42)        (0.67)
                                                            ========      ========      ========      ========

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                ------------------------------------      ------------------------------------
                                                         THREE MONTHS ENDED                         THREE MONTHS ENDED
                                                ------------------------------------      ------------------------------------
                                                  OCT 31       JULY 31      APRIL 30        Oct 31       July 31      April 30
                                                    2004          2004          2004          2003          2003          2003
                                                ------------------------------------      ------------------------------------
Black-Scholes weighted average assumptions:
  Expected dividend yield                            0.0%          0.0%          0.0%          0.0%          0.0%          0.0%
  Expected volatility                               66.2%         64.0%         72.0%         83.0%         84.0%         86.0%
  Risk-free rate                                     3.7%          4.0%          3.5%          3.9%          3.5%          3.8%
  Expected option life in years                      4.5           4.5           4.5           5.0           5.0           5.0
                                                ------------------------------------      ------------------------------------
Weighted average fair value per option          $   0.79      $   0.49      $   1.40      $   1.82      $   1.56      $   1.68
                                                ====================================      ====================================

DEFERRED SHARE UNIT PLAN
Our Board of Directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (DSUs), each of which has a value equal to the average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director's fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in the company as prescribed from time to time by the Board of Directors (which, as at October 31, 2004, was set at $37,500), then the director must take at least 50 percent of the base annual fee for serving as a director in the form of DSUs. Each DSU fully vests upon award, but is distributed only when the director ceases to be a member of the Board of Directors. Vested units are settled in cash based on common share price when conversion takes place. As at October 31, 2004, no DSUs had been granted. DSUs were granted to three directors on December 2, 2004 and will be reflected within our year-end consolidated financial statements.

NOTE 11 - SEGMENTED INFORMATION

We operate in one business segment providing supply chain solutions. The following tables provide our segmented revenue information by geographic areas of operation and by services and licenses revenues:

                                       ---------------------     ---------------------
                                         THREE MONTHS ENDED        NINE MONTHS ENDED
                                       ---------------------     ---------------------
                                     OCTOBER 31   October 31   OCTOBER 31   October 31
                                           2004         2003         2004         2003
                                       --------     --------     --------     --------
Revenues
    Americas                              7,733       10,559       25,136       31,030
    Europe, Middle East and Africa        2,954        3,694        8,282       10,184
    Asia Pacific                            358        1,773        1,948        4,218
                                       --------     --------     --------     --------
                                         11,045       16,026       35,366       45,432
                                       ========     ========     ========     ========

                                       ---------------------     ---------------------
                                         THREE MONTHS ENDED        NINE MONTHS ENDED
                                       ---------------------     ---------------------
                                     OCTOBER 31   October 31   OCTOBER 31   October 31
                                           2004         2003         2004         2003
                                       --------     --------     --------     --------
Revenues
    Services                              9,969       12,551       31,807       37,189
    Licenses                              1,076        3,475        3,559        8,243
                                       --------     --------     --------     --------
                                         11,045       16,026       35,366       45,432
                                       ========     ========     ========     ========

Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers;
(ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic areas of operation for our long-lived assets. Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

                                                          ---------------------
                                                        OCTOBER 31   January 31
                                                              2004         2004
                                                          ---------------------
Total long-lived assets
  Americas                                                  10,470       34,734
  Europe, Middle East and Africa                             2,090        4,609
  Asia Pacific                                                 132          411
                                                          ---------------------
                                                            12,692       39,754
                                                          =====================


NOTE 12 - CONTINGENCIES

On January 23, 2004, we announced that a complaint alleging patent infringement had been filed against us in the United States District Court for the Southern District of New York by ArrivalStar, Inc. The complaint alleges that certain of our products infringe certain patents of ArrivalStar, Inc. We believe the claim is without merit and are vigorously defending the claim.

On or about May 19, 2004, we were named as a defendant in a securities class action lawsuit captioned BRIJ WALIA V. THE DESCARTES SYSTEMS GROUP INC., ET AL., which was filed in the United States District Court for the Southern District of New York purportedly on behalf of purchasers of our common stock between June 4, 2003 and May 6,

2004. The complaint also names as defendants two of our former officers. The complaint alleges, among other things, that the defendants made misstatements to the investing public between June 4, 2003 and May 6, 2004 regarding our financial condition. Three additional complaints were filed and, subsequently, all four complaints were consolidated into a single complaint. On November 2, 2004, we announced that we had reached an agreement-in-principle to settle the consolidated securities class action litigation. Under the terms of the settlement-in-principle, a settlement fund will be established in the total amount of $1.5 million, of which our insurance providers will pay approximately $1.1 million and the balance paid by us. The settlement-in-principle is subject to the signing of a definitive settlement agreement and final approval by the court. In the second quarter of 2005, we accrued $0.5 million for anticipated defense costs related to the class action litigation. With the settlement-in-principle in the third quarter of 2005, this accrual was sufficient to encompass both our defense costs and our contribution to the settlement-in-principle. Our contribution to the settlement-in-principle was paid in the third quarter of 2005.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate liability is not, at this time, expected to have a material effect on our annual results of operations, financial position or capital resources.

NOTE 13 - SUMMARY OF MATERIAL DIFFERENCES BETWEEN CANADIAN GAAP AND US

We prepare our consolidated financial statements in accordance with US GAAP that conforms in all material respects with Canadian GAAP except as set forth below.

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                     ----------------------
                                                                   OCTOBER 31    January 31
                                                                         2004          2004
                                                                     ----------------------
Total assets in accordance with US GAAP                                74,766       128,659
Mark-to-market of short- and long-term marketable securities (a)           68            99
                                                                     ----------------------
Total assets in accordance with Canadian GAAP                          74,834       128,758
                                                                     ======================


Total liabilities in accordance with US GAAP                           38,195        38,207
Convertible debentures (b)                                               (833)       (1,646)
                                                                     ----------------------
Total liabilities in accordance with Canadian GAAP                     37,362        36,561
                                                                     ======================

Total shareholders' equity in accordance with US GAAP                  36,571        90,452
Mark-to-market of short- and long-term marketable securities (a)           68            99
Convertible debentures (b)                                                833         1,646
                                                                     ----------------------
Total shareholders' equity in accordance with Canadian GAAP            37,472        92,197
                                                                     ======================

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             ----------------------      ----------------------
                                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                                             ----------------------      ----------------------
                                                           OCTOBER 31    October 31    OCTOBER 31    October 31
                                                                 2004          2003          2004          2003
                                                             --------      --------      --------      --------
Loss in accordance with US GAAP                                (2,730)       (4,194)      (54,372)      (27,918)
Amortization of convertible debentures (b)                       (271)         (271)         (813)       (1,541)
Loss on purchase of convertible debentures (b)                   --            --            --          (3,720)
Foreign exchange translation gain (loss) (c)                     --             464          (384)        1,327
                                                             --------      --------      --------      --------
Loss in accordance with Canadian GAAP (per Canadian GAAP       (3,001)       (4,001)      (55,569)      (31,852)
in effect on October 31, 2003)
Stock-based compensation expense (d)                             (368)         (201)         (942)         (494)
                                                             --------      --------      --------      --------
Loss in accordance with Canadian GAAP (per Canadian GAAP
in effect October 31, 2004)                                    (3,369)       (4,202)      (56,511)      (32,346)
                                                             ========      ========      ========      ========

(A) MARK-TO-MARKET OF SHORT- AND LONG-TERM MARKETABLE SECURITIES
Under US GAAP, marketable debt securities that are available for sale are recorded at their fair market value. Under Canadian GAAP, marketable debt securities are recorded at amortized cost.

(B) CONVERTIBLE DEBENTURES
Under US GAAP, convertible debentures are recorded at their face value. Under Canadian GAAP, the debt and equity components of the convertible debentures are recorded and presented separately. The debt component of the convertible debentures is measured and recorded based on the present value of future principal and interest payments at the date of issue. The equity component is recorded based on the difference between the face value and the value of the debt component at the date of issue. The equity component is amortized to interest expense on a straight-line basis over the term to maturity of the convertible debentures. Since the carrying value of the debentures differs between US GAAP and Canadian GAAP, the resulting gain (loss) on a repurchase of debentures will also differ.

(C) FOREIGN EXCHANGE TRANSLATION GAIN (LOSS)
Under US GAAP, foreign exchange translation gain (loss) is recorded in comprehensive income and included in equity where the functional currency of the parent company's foreign operations is the local currency. Under Canadian GAAP, foreign exchange translation gain (loss) is recorded in earnings where it is determined that the foreign operations are integrated with the parent company. In conjunction with our cost reduction initiatives announced in May 2004, management determined that its foreign subsidiaries should be treated under the current rate method for Canadian GAAP beginning with the second quarter of 2005 and for subsequent quarters.

(D) STOCK-BASED COMPENSATION EXPENSE
Under US GAAP, under APB 25, no compensation expense is recorded for the granting of employee stock options if the stock options are granted with an exercise price greater or equal to the fair market value at the date of the grant. Under Canadian GAAP, we have adopted the amended recommendations in CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments" which require fair value accounting for employee awards granted on or after February 1, 2002. Based on the transitional provisions of
Section 3870, we have restated the results of operations for the three- and nine-month period ended October 31, 2003 to include the expense for employee awards that was previously included in the Canadian GAAP pro forma note disclosures for this period.

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THE DESCARTES SYSTEMS GROUP INC.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone:   (519) 746-8110
         (800) 419-8495
Fax:     (519) 747-0082

info@descartes.com
www.descartes.com








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